Mail Stop 4561

February 15, 2008

Gregory A. Shortell
President and Chief Executive Officer
Network Engines, Inc.
25 Dan Road
Canton, MA 02021

> **Re:** **Network Engines, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2007**
> **Filed December 14, 2007**
> **File No. 0-30863**

Dear Mr. Shortell:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers at the end of this letter.

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Operations, page 44

1.	We note that you provide various services in connection with your server appliance solutions. To the extent service revenue is material, tell us how you considered Rules 5-03(b)(1) and (2) of Regulation S-X with regards to your income statement presentation.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 50

2.   Please tell us how "contractual refund rates for cancellations" provide objective and reliable evidence of fair value. See paragraph 16 of EITF 00-21.

Form 8-K Filed October 15, 2007

3.   We note that the acquisition of Alliance Systems, Inc. required the filing of audited financial statements and pro forma financial statements. We also note that your disclosures indicated that these financial statements would be filed within 71 days, however, it does not appear that you have done so. Please tell us how you plan to comply with Rule 3-05 and Article 11 of Regulation S-X.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas at (202) 551-3452, Chris Davis at (202) 551-3408 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief